WILLIAMS SECURITIES LAW FIRM, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
813-831-9348
Michael@GoPublicDirect.com

August 19, 2015

Ms. Hillary Daniels
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:  Appalachian Mountain Brewery, Inc.
Request for Withdrawal of Form 10-12G
Filed June 26, 2015
File No. 000-55460

Dear Ms. Daniels,

We have just been retained to represent Appalachian Mountain Brewery, Inc. in SEC matters.

We note the above Registration Statement filed on Form 10 was filed less than 60 days ago and thus has not gone effective by operation of law or otherwise.

We have been advised by the Company that in view of the Company’s current intention as set forth below, the Company hereby requests a Withdrawal of the above Registration Statement effective immediately such that the Registration Statement will not go effective by operation of law or otherwise.

We are advised that it is now the Company’s intention to file in the near future an Offering Statement on Form I-A under Regulation A.  The Company has not yet finalized the details of its contemplated Regulation A/Tier II Offering.  It is currently formulating and intends to undertake a “Test-the-Waters” program under Regulation A for the contemplated Offering prior to filing the Offering Statement.  The exact structure and filing date of the contemplated Offering will depend in part upon the results of its “Test-the-Waters” program under Regulation A for the contemplated Offering, and thus the Company cannot predict the exact details of the contemplated Offering or when it will file the contemplated Offering Statement.

We look forward to working with the staff on the Regulation A Offering Statement after it is filed.  The Company intends to respond to the comments in your letter of July 23, 2015 when it files the Regulation A Offering Statement.

If you have any questions concerning the matters set forth in this RW, Withdrawal of Registration Statement, please contact me at 813-835-4044.

Sincerely,

/s/ Michael T. Williams, Esq.

Michael T. Williams, Esq.